                                                                    NEWS RELEASE

[STANTEC LOGO]

FOR IMMEDIATE RELEASE

STANTEC ANNOUNCES NET INCOME UP 17% IN THE THIRD QUARTER

EDMONTON AB (November 4, 2004) TSX:STN

- Gross revenue for the quarter increased 15.7% to $139.8 million compared to $120.8 million in the third quarter of 2003. Net income increased 17.1% to $8.5 million from $7.3 million and basic earnings per share were up 15.0% to $0.46 compared to $0.40 for the same period last year.

- Year to date gross revenue was up 13.1% to $393.9 million from $348.3 million in the third quarter of last year. Net income increased 10.0% to $20.6 million from $18.7 million and basic earnings per share were up 9.8% to $1.12 compared to $1.02.

- Stantec Architecture recently announced the acquisition of Dunlop Architects, one of Toronto's top architecture firms.

"I'm pleased to announce strong results for the third quarter of 2004," says Tony Franceschini, Stantec President & CEO. "We increased our revenue through a combination of acquisition and internal growth. Also, over the past year we invested resources in our new enterprise system and we are realizing the benefits as we improve on the implementation and use of the system."

Stantec has responded to strong project demand in the Environment area throughout North America. This quarter the Company secured an assignment to provide comprehensive services for an environmental improvement program at Lake Tahoe Basin in El Dorado County, California. This three-year contract will require multi-team project delivery from our Environment, Transportation, Urban Land, and Buildings groups. Other notable environmental projects obtained during the quarter include the design and construction administration of a new municipal water system for Campbell, New York, the detailed design and contract administration of an expansion of the Ayr Wastewater Treatment Plant in Ayr, Ontario, and the development of a master plan for wastewater treatment in Drumheller, Alberta.

"As we continue to increase the depth and breadth of our services in our operating regions throughout North America we are well-positioned to take advantage of opportunities the market provides," says Franceschini. "Our improved internal infrastructure has provided a base to continue building Stantec and reaching our goal of becoming a top ten global design firm."

The Conference Call to discuss the third quarter results, being held today at 4:00 PM EST (2:00 PM MST), will be broadcast live and archived on Stantec's web site at STANTEC.COM in the INVESTOR RELATIONS section.

STANTEC provides professional design and consulting services in planning, engineering, architecture, surveying, and project management. We support public and private sector clients in a diverse range of markets, at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through more than 4,000 employees operating out of over 50 locations in North America and the Caribbean. Stantec trades on the Toronto Stock Exchange under the symbol STN.

MEDIA CONTACT                 INVESTOR CONTACT
Jay Averill                   Simon Stelfox
Media & Communications        Investor Relations
Stantec                       Stantec
Tel: 780-917-7441             Tel: 780-917-7288

                                                                     STANTEC.com

                                  - continued -

STANTEC INC.

CONSOLIDATED BALANCE SHEETS
(Columnar figures stated in thousands of Canadian dollars)

                                                       September 30       December 31
                                                           2004              2003
                                                       ------------       -----------
                                                        (unaudited)
ASSETS

CURRENT
Cash and cash equivalents                                $  16,334         $   7,343
Short-term investments                                       7,314                 -
Accounts receivable                                        115,151            87,101
Costs and estimated earnings in excess of billings          50,118            67,094
Income taxes recoverable                                         -             6,921
Prepaid expenses                                             4,989             3,246
Future income tax assets                                     7,545             5,924
                                                         ---------         ---------
                                                           201,451           177,629
Property and equipment                                      71,170            67,670
Investment in associated companies                           1,935             1,844
Investments - other                                          1,074             1,137
Goodwill                                                    82,397            69,696
Intangible assets                                            6,563             5,112
Future income tax assets                                     4,997             3,487
                                                         ---------         ---------

                                                         $ 369,587         $ 326,575
                                                         =========         =========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Bank indebtedness                                        $  27,898         $  17,151
Accounts payable and accrued liabilities                    75,043            70,255
Billings in excess of costs and estimated earnings          17,237            16,882
Income taxes payable                                         3,095                 -
Current portion of long-term debt [note 4]                  15,870            13,416
Future income tax liabilities                               10,743            10,802
                                                         ---------         ---------
                                                           149,886           128,506
Long-term debt [note 4]                                     30,530            31,159
Future income tax liabilities                                8,942             6,382
                                                         ---------         ----------
                                                           189,358           166,047
                                                         ---------         ----------
SHAREHOLDERS' EQUITY
Share capital [note 5]                                      85,229            84,281
Contributed surplus [note 5]                                 2,354             1,842
Cumulative translation account                             (15,675)          (13,861)
Retained earnings                                          108,321            88,266
                                                         ---------         ----------
                                                           180,229           160,528
                                                         ---------         ----------
                                                         $ 369,587         $ 326,575
                                                         =========         =========

See accompanying notes

STANTEC INC.

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
(Columnar figures stated in thousands of Canadian dollars except per share amounts}(Unaudited)

                                                                        For the quarter ended           For the three quarters
                                                                              September 30                 ended September 30

                                                                        2004             2003            2004            2003
                                                                     ------------    ------------    ------------    ------------
                                                                                       restated                        restated
                                                                                       [note 2]                        [note 21
INCOME
GROSS REVENUE                                                        $    139,751    $    120,810    $    393,883    $    348,326
Less subconsultant and other direct expenses                               19,941          19,094          51,797          49,780
                                                                     ------------    ------------    ------------    ------------

NET REVENUE                                                               119,810         101,716         342,086         298,546
Direct payroll costs                                                       57,366          48,250         160,131         141,425
                                                                     ------------    ------------    ------------    ------------

GROSS MARGIN                                                               62,444          53,466         181,955         157,121
Administrative and marketing expenses                                      45,202          38,710         138,319         117,792
Depreciation of property and equipmenl                                      3,253           2,351           8,865           6,920
Amortization of intangible assets                                             444             225           1,041             767
Net interest expense                                                          855             592           2,354           2,053
Foreign exchange losses                                                        27             153               8             496
Share of income from associated companies                                    (105)            (27)           (311)           (496)
                                                                     ------------    ------------    ------------    ------------

INCOME BEFORE INCOME TAXES                                                 12,768          11,462          31,679          29,589
                                                                     ------------    ------------    ------------    ------------
INCOME TAXES
Current                                                                     5,090           5,957          12,147          11,230
Future                                                                       (810)         (1,746)         (1,059)           (361)
                                                                     ------------    ------------    ------------    ------------
                                                                            4,280           4,211          11,088          10,869
                                                                     ------------    ------------    ------------    ------------

NET INCOME FOR THE PERIOD                                            $      8,488    $      7,251    $     20,591    $     18,720
                                                                     ============    ============    ============    ============

RETAINED EARNINGS, BEGINNING OF THE PERIOD, AS PREVIOUSLY REPORTED   $     99,927    $     76,220    $     88,266    $     64,905
Prior period adjustment [note 2]                                             --            (1,004)           --              (665)
                                                                     ------------    ------------    ------------    ------------
RETAINED EARNINGS, BEGINNING OF THE PERIOD, AS RESTATED                    99,927          75,216          88,266          64,240
Net income for the period                                                   8,488           7,251          20,591          18,720
Shares repurchased [note 5]                                                   (94)           (242)           (536)           (735)
                                                                     ------------    ------------    ------------    ------------
RETAINED EARNINGS, END OF PERIOD                                     $    108,321    $     82,225    $    108,321    $     82,225
                                                                     ============    ============    ============    ============

Weighted average number of shares outstanding - basic                  18,494,582      18,338,988      18,460,281      18,328,186
                                                                     ============    ============    ============    ============
Weighted average number of shares outstanding - diluted                19,272,243      19,137,628      19,230,695      19,115,347
                                                                     ============    ============    ============    ============
Shares outstanding, end of period                                      18,503,518      18,336,584      18,503,518      18,336,584
                                                                     ============    ============    ============    ============

EARNINGS PER SHARE
 Basic [note 2]                                                      $       0.46    $       0.40    $       1.12    $       1.02
                                                                     ============    ============    ============    ============
 Diluted [note 2]                                                    $       0.44    $       0.38    $       1.07    $       0.98
                                                                     ============    ============    ============    ============

See accompanying notes

STANTEC INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Columnar figures stated in thousands of Canadian dollars)(Unaudited)

                                                            For the quarter ended
                                                               quarters ended                For the three
                                                                September 30                  September 30
                                                             2004           2003           2004           2003
                                                           ---------      ---------      ---------      ---------
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients                                 $ 146,361      $ 111,915      $ 414,403      $ 339,280
Cash paid to suppliers                                       (42,508)       (19,894)      (128,274)       (91,057)
Cash paid to employees                                       (81,008)       (66,998)      (245,454)      (209,915)
Dividends from equity investments                                  -              -            200              -
Interest received                                              1,605            765          5,100          1,931
Interest paid                                                 (2,062)        (1,233)        (6,798)        (3,707)
Income taxes paid                                             (2,578)        (2,202)        (3,302)       (10,648)
                                                           ---------      ---------      ---------      ---------

Cash flows from operating activities                          19,810         22,353         35,875         25,884
                                                           ---------      ---------      ---------      ---------

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, including cash acquired
 and bank indebtedness assumed [note 3]                         (754)           (35)       (15,024)        (5,946)
Purchase of short-term investments                            (1,351)             -         (7,314)             -
Proceeds on disposition of investments                             -            133             55            195
Purchase of property and equipment                            (3,644)        (6,912)       (11,576)       (20,646)
Proceeds from disposition of property and equipment              301             27            559          1,423
                                                           ---------      ---------      ---------      ---------

Cash flows used in investing activities                       (5,448)        (6,787)       (33,300)       (24,974)
                                                           ---------      ---------      ---------      ---------

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of long-term debt                                   (6,410)        (4,486)       (18,519)       (15,866)
Proceeds from long-term borrowings                                 -              -         13,960              -
Net change in bank indebtedness financing                     (6,314)        (5,381)        10,747             54
Repurchase of shares for cancellation [note 5]                  (117)          (317)          (661)          (994)
Proceeds from issue of share capital [note 5]                    137             71          1,055            582
                                                           ---------      ---------      ---------      ---------

Cash flows from (used in) financing activities               (12,704)       (10,113)         6,582        (16,224)
                                                           ---------      ---------      ---------      ---------

Foreign exchange loss on cash held in foreign currency          (212)          (705)          (166)        (1,169)
                                                           ---------      ---------      ---------      ---------

Net increase (decrease) in cash                                1,446          4,748          8,991        (16,483)
Cash, beginning of the period                                 14,888          7,971          7,343         29,202
                                                           ---------      ---------      ---------      ---------

Cash, end of the period                                    $  16,334      $  12,719      $  16,334      $  12,719
                                                           =========      =========      =========      =========

See accompanying notes

STANTEC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Columnar figures stated in thousands of Canadian dollars)(Unaudited)

1. GENERAL ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those used in the preparation of the annual December 31, 2003, consolidated financial statements. Because the disclosures included in these interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements, these financial statements should be read in conjunction with the December 31, 2003, annual consolidated financial statements. In management's opinion, the interim consolidated financial statements include all the adjustments necessary to present fairly such interim financial statements. The consolidated statements of income and retained earnings and cash flows for interim periods are not necessarily indicative of results on an annual basis due to seasonal and short-term variations as well as the timing of acquisitions, if any, during interim periods.

2. PRIOR PERIOD ADJUSTMENT

In the fourth quarter of 2003, the Company determined, with the assistance of an independent valuator, that intangible assets acquired in post-June 30, 2001 acquisitions had not been properly identified and valued in the purchase allocation. As a result, a portion of the purchase price from these acquisitions was allocated to identifiable intangible assets (contract backlog, client relationships, technology and non-compete agreements). The adjustment was made retroactively and resulted in the following changes to previously reported financial information:

                                                                                        Three
                                                                                       quarters
                                                                     Quarter ended      ended
(in thousands of dollars, except earnings                            September 30,   September 30,
per share amounts)                                                       2003            2003
-----------------------------------------                             -----------     ----------
                                                                       Increase        Increase
                                                                      (decrease)      (decrease)
Amortization of intangible assets                                     $       225     $      767
Income before income taxes                                                   (225)          (767)
Income taxes                                                                  (84)          (287)
Net income for the period                                                    (141)          (480)
Retained earnings, beginning of the period                                 (1,004)          (665)
Goodwill acquired [note 3]                                                      -           (850)
Intangible assets acquired [note 3]                                             -          1,344

Future income tax liabilities acquired [note 3]                                 -            494
Earnings per share - basic                                                      _          (0.03)
Earnings per share - diluted                                                (0.01)         (0.02)
                                                                      -----------     ----------

3. BUSINESS ACQUISITIONS

Acquisitions are accounted for under the purchase method of accounting, and the results of earnings since the respective dates of acquisition are included in the consolidated statements of income. The purchase prices of acquisitions are generally subject to price adjustment clauses included in the purchase agreements. From time to time, as a result of the timing of acquisitions in relation to the Company's reporting schedule, certain of the purchase price allocations may not be finalized at the initial time of reporting. In the case of some acquisitions, the additional consideration payable based on future performance parameters may be adjusted upward or downward. As at September 30, 2004, the maximum contingent consideration that may be payable in 2004 and future years is approximately $1,116,000. Such additional consideration is recorded as additional goodwill in the period in which confirmation of the consideration to be paid is known.

During the first three quarters of 2004, the Company acquired the shares and businesses of The Sear-Brown Group, Inc. (April 2, 2004) and GBR Architects Limited (May 31, 2004) and reduced the purchase price in connection with the Cosburn Patterson Mather Limited (2002), The Spink Corporation (2001), the APAI Architecture Inc. (2003), the Ecological Services Group Inc. (2003), and The RPA Group (2002) acquisitions pursuant to price adjustment clauses in the purchase agreements.

During the first three quarters of 2003, the Company acquired the shares and businesses of APAI Architecture Inc. and Mandalian Enterprises Limited and of Ecological Services Group Inc. for consideration consisting of cash and promissory notes. The Company also paid additional contingent consideration in connection with the Cosburn Patterson Mather Limited (2002) acquisition and reduced the purchase price on the English Harper Reta Architects (2002), Site Consultants Inc. (2002), Beak International Incorporated (2002), and GeoViro Engineering Ltd. (2002) acquisitions pursuant to price adjustment clauses included in the purchase agreements.

Details of the aggregate consideration given and the fair values of net assets acquired or adjusted for the first three quarters of each year are as follows:

                                                       Three quarters
                                                     ended September 30
                                                   ----------------------
(In thousands of dollars)                            2004          2003
-------------------------                          --------      --------
Cash consideration                                 $  8,811      $  4,200
Promissory notes, due 2003 through 2007                 199         5,009
                                                   --------      --------
PURCHASE PRICE                                     $  9,010      $  9,209
                                                   ========      ========

Assets and liabilities acquired at fair values
   Bank indebtedness assumed                       $ (6,213)     $ (1,746)
   Non-cash working capital                           3,536         3,504
   Investments                                            -            57
   Property and equipment                             2,627         1,301
   Goodwill [note 2]                                 14,002         5,809
   Intangible assets [note 2]
    Client relationships                              2,045           789
    Contract backlog                                    526           355
    Technology                                            -           200
   Long-term debt                                    (7,073)         (649)
   Future income taxes [note 2]                        (440)         (411)
                                                   --------      --------
NET ASSETS ACQUIRED                                $  9,010      $  9,209
                                                   ========      ========

All of the goodwill is non-deductible for income tax purposes.

4. LONG-TERM DEBT

                                                       As at
                                          ----------------------------
                                          September 30     December 31
                                          ------------     -----------
(in thousands of dollars)                     2004            2003
-------------------------                 ------------     -----------
Non-interest bearing note payable         $        109     $       102
Other non-interest bearing notes payable         8,079          14,436
Bank loan                                       25,102          19,186
Mortgages payable                               10,326          10,609
Other                                            2,784             242
                                          ------------     -----------
                                                46,400          44,575
Less current portion                            15,870          13,416
                                          ------------     -----------
                                          $     30,530     $    31,159
                                          ============     ===========

All of the Company's assets are held as collateral under a general security agreement for the bank indebtedness and bank loan. The mortgages payable are supported by first mortgages against land and buildings.

The interest expense on long-term debt in Q3 04 was $509,000 (Q3 03 - $637,000), with a year-to-date expense of $1,708,000 (2003 - $2,068,000).

5. SHARE CAPITAL


                                                          Capital Stock                       Contributed  Surplus
                                     -------------------------------------------------------  ---------------------
                                                2004                         2003                 2004        2003
                                     ------------------------    ---------------------------- ---------------------
                                     # of Common                 # of Common
(in thousands of dollars)               Shares          $          Shares             $             $           $
                                     -----------     --------    -----------     ------------     -------    ------
Balance, beginning of the year        18,327,284      84,281      18,282,720          83,973       1,842      1,247
Share options exercised for cash         155,434         855          78,164             419
Stock-based compensation expense             178         148
Shares repurchased under normal
  course issuer bid                      (17,900)        (83)        (21,100)            (97)         (1)        (3)
                                      ----------      ------      ----------      ----------      ------      -----
Balance, as at March 31               18,464,818      85,053      18,339,784          84,295       2,019      1,392
Share options exercised for cash          15,500          63          18,000              92
Stock-based compensation expense             176         147
Reclassification of fair value of
stock
 options previously expensed                  15         (15)
Shares repurchased under normal
 course issuer bid                        (4,000)        (18)        (18,000)            (83)         (1)
                                      ----------      ------      ----------      ----------      ------      -----
Balance, as at June 30                18,476,318      85,113      18,339,784          84,304       2,179      1,539
Share options exercised for cash          32,000         137          13,000              71
Stock-based compensation expense             176         148
Shares repurchased under normal
 course issuer bid                        (4,800)        (21)         (16200)            (74)         (1)        (2)
                                      ----------      ------      ----------      ----------      ------      -----
Balance, as at September 30           18,503,518       1,685          85,229      18,336,584      84,301      2,354
                                      ==========      ======      ==========      ==========      ======      =====

During 2004, 26,700 common shares (2003 - 55,300) were repurchased for cancellation pursuant to an ongoing normal course issuer bid at a cost of $661,000 (2003 - $994,000). Of this amount, $122,000 and $3,000 (2003 - $254,000 and $5,000) reduced the share capital and contributed surplus accounts respectively, with $536,000 (2003 - $735,000) being charged to retained earnings.

During 2004, the Company recognized a stock-based compensation expense of $706,000 (2003 - $490,000) in administrative and marketing expenses. The amount relating to the fair value of the options granted ($530,000; 2003 - $443,000) was reflected through contributed surplus, and the amount relating to deferred share unit compensation ($176,000; 2003 - $47,000) was reflected through accrued liabilities. Upon the exercise of share options for which a stock-based compensation expense has been recognized, the cash paid together with the related portion of contributed surplus is credited to share capital.

6. SEGMENTED INFORMATION

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and internationally. The Company considers the basis on which it is organized, including geographic areas and service offerings, in identifying its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision maker in allocating resources and assessing performance. The chief operating decision maker is the Chief Executive Officer
(CEO) of the Company.

During 2003, the Company had seven operating segments of which five were aggregated into the Consulting Services reportable segment. The two remaining operating segments (Design Build and Technology), which were below the quantitative thresholds in the recommendations of the Canadian Institute of Chartered Accountants, were disclosed in the Other reportable segment. In addition to the above-noted operating segments, corporate administration groups reported to the CEO and were included in the Other reportable segment. In the second quarter of 2004, an additional operating segment was added upon the acquisition of The Sear-Brown Group, Inc. The new segment has been aggregated into the Consulting Services reportable segment.

The Design Build operating segment consisted of the operations of our 50% share of Lockerbie Stanley Inc. that, at December 31, 2003, was reflected as assets held for sale pending the finalization of an agreement to sell our interest. The sale was finalized in Q3 04.

Effective January 1, 2004, because of the sale of our Design Build operation and because our Technology segment and corporate administration groups are not material, all operations of the Company are included in one reportable segment as Consulting Services.

7.EMPLOYEE FUTURE BENEFITS

The Company contributes to group retirement savings plans and an employee share purchase plan based on the amount of employee contributions subject to maximum limits per employee. The Company accounts for such contributions as an expense in the period in which the contributions are made. The expense recorded in Q3 04 was $1,774,000 (Q3 03 - $1,552,000), with a year-to-date expense of $5,562,000
(2003 - $4,552,000).

8.SUBSEQUENT EVENTS

Subsequent to September 30, 2004, the Company entered into a sale and leaseback agreement, subject to conditions, in connection with Stantec Centre located in Edmonton, Alberta. It is expected that the transaction will be finalized and reflected during the last quarter of 2004. The anticipated net proceeds expected to be received on the sale of the building, approximately $32 million, will be used to eliminate the first mortgage and construction loan currently outstanding on this property. The remaining proceeds will be used to reduce the balance used under our current operating facility. Any gain realized on the sale of the building will be deferred and amortized into income over the term of the new operating lease.

Subsequent to the quarter-end, the Company acquired the shares and businesses of Dunlop Architects Inc. for consideration consisting of cash and promissory notes totalling $6 million.

9.COMPARATIVE FIGURES

Certain comparative figures have been reclassified from statements previously presented to conform to the presentation adopted for the current year.

STANTEC INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This discussion and analysis, dated October 22, 2004, of Stantec's operations and financial position should be read in conjunction with the Company's 2003 consolidated financial statements and related notes, as well as Management's Discussion and Analysis included in the 2003 Annual Report and the Report to Shareholders contained in the 2004 Third Quarter Report. The Company continues to use the same accounting policies and methods as those used in 2003. Additional information regarding the Company, including the Annual Information Form, is available on SEDAR at www.sedar.com.

This report includes forward-looking statements that are based on current expectations and are therefore subject to risks and uncertainties. These statements can be identified by the use of forward-looking terminology such as "expects," "believes," "may," "will," "should," "estimates," "anticipates," or the negative thereof or other variations thereon. We caution readers that, by their nature, forward-looking statements involve risks and uncertainties and that the Company's actual actions or results may differ materially.

This report includes references to and uses terms that are not specifically defined in the Canadian Institute of Chartered Accountants Handbook and do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). These non-GAAP measures may not be comparable to similar measures presented by other companies. We may refer to and use the terms "net revenue" and "gross margin" throughout our analysis. Net revenue is defined as gross revenue less subconsultant and other direct expenses. Gross margin is defined as net revenue less direct payroll costs.

OVERVIEW OF THIRD QUARTER 2004

- During the third quarter of 2004, we reduced our level of investment in costs and estimated earnings in excess of billings and in accounts receivable (i.e., number of days' revenues) to 110 days at the end of the third quarter from 116 days at the end of the second quarter.

- We reduced our administrative and marketing expenses as a percentage of net revenue on a year-to-date basis to 40.4% from 41.9% at the end of the second quarter.

- We completed the conversion of the operations of GBR Architects Limited to our enterprise management system.

-     We finalized the sale of our 50% interest in Lockerbie Stanley Inc.

KEY OPERATING RESULTS

The table below summarizes our key operating results on a percentage of net revenue basis and the percentage increase in the dollar amount of these results on a quarter-to-quarter basis:

                                            FOR THE QUARTER ENDED SEP 30      FOR THE THREE QUARTERS ENDED SEP 30
                                            --------------------------------  -------------------------------------
                                            % OF NET REVENUE      % INCREASE  % OF NET REVENUE           % INCREASE
                                            ----------------      ----------  ----------------           ----------
                                                                   2004 VS.                              2004 VS.
                                             2004      2003          2003      2004     2003               2003
                                            -----     -----        -------    -----    -------           ----------
GROSS REVENUE                               116.6%    118.8%        15.7%     115.1    116.7%              13.1%
NET REVENUE                                 100.0%    100.0%        17.8%     100.0    100.0%              14.6%
DIRECT PAYROLL COSTS                         47.9%     47.4%        18.9%      46.8%    47.4%              13.2%
GROSS MARGIN                                 52.1%     52.6%        16.8%      53.2%    52.6%              15.8%
ADMINISTRATIVE AND MARKETING EXPENSES        37.7%     38.1%        16.8%      40.4%    39.5%              17.4%

Depreciation of property and
 equipment                            2.7%       2.3%      38.4%   2.6%            2.3%      28.1%

Amortization of intangible  assets    0.4%       0.2%      97.3%   0.3%            0.2%      35.7%

Net interest expense                  0.7%       0.6%      44.4%   0.7%            0.7%      14.7%

Foreign exchange losses               0.0%       0.2%     (82.4%)  0.0%            0.2%     (98.4%)

Share of income from associated
companies                             0.1%       0.0%     288.9%   0.1%            0.2%     (37.3%)

Income before income taxes           10.7%      11.2%      11.4%   9.9%            7.1%       9.3%

Income taxes                          3.6%       4.1%       1.6%   3.3%            2.0%       3.6%

Net income for the period             7.1%       7.1%      17.1%   6.0%            6.3%      10.0%

Outstanding common shares - as at                                           18,503,518
September 30, 2004

Outstanding common shares - as at                                           18,502,318
October 22, 2004

Outstanding share options - as at                                            1,276,166
September 30, 2004

Outstanding share options - as at                                            1,276,166
October 22, 2004

%     increase calculated based on the dollar change from the comparable period

The following table sets forth selected data derived from our unaudited consolidated financial statements for the eight previous quarters ended September 30, 2004. This table has been prepared in accordance with Canadian generally accepted accounting principles. This information should be read in conjunction with the consolidated financial statements and related notes thereto.

Quarterly unaudited financial information (in thousand of dollars, per share 1 date)

                                          Dec 31, 2003      Mar 31, 2004       Jun 30, 2004         Sep 30, 2004
                                          ------------      ------------       ------------         ------------
Gross revenue                                111,616            117,317            136,815             139,751
Net income                                     6,350              5,658              6,445               8,488
EPS - basic                                     0.35               0.31               0.35                0.46
EPS - diluted                                   0.33               0.30               0.33                0.44

                                           Dec 31, 2002      Mar 31, 2003       Jun 30, 2003        Sep 30, 2003
                                          ------------      ------------       ------------         ------------
Gross revenue                                101,737            108,440            119,076             120,810
Net income                                     5,659              5,012              6,457               7,251
EPS - basic                                     0.31               0.27               0.35                0.40
EPS - diluted                                   0.30               0.26               0.34                0.38

The comparability of our quarterly results are impacted by the following items:

                                               Q4 2003 VS.  Q1 2004 VS.   Q2 2004 VS.  Q3 2004 VS.
(IN THOUSANDS OF DOLLARS)                        Q4 2002      Q1 2003       Q2 2003      Q3 2003
--------------------------------------------   -----------  -----------   -----------  -----------
Increase (decrease) in gross revenue due to:

Acquisitions completed in current and
prior two years                                    8,200        4,730          10,080      12,832
Net internal growth                                 (721)       9,667           9,399       7,547

Impact of foreign exchange rates on
revenue earned by foreign subsidiaries            (6,500)      (5,520)         (1,740)     (1,438)
Impact of change in number of weeks
reflected in the quarter                           8,900            _               _           -
Total Increase (decrease) in gross revenue         9.879        8.877          17.739      18.941
                                                   -----        -----          ------      ------

Effective January 1, 2003, we converted to a 12-period reporting schedule. Each quarter contains three periods totalling 13 weeks. In 2002 and prior years, we had a 13-period-per-year reporting schedule. Each of the first, second, and fourth quarters contained three periods totalling 12 weeks, and the third quarter contained four periods totalling 16 weeks. As a result, the third quarter of 2003 included three fewer weeks of activity compared to the third quarter of 2002, and the fourth quarter of 2003 contained one more week of activity compared to the fourth quarter of 2002.

GROSS MARGIN

Gross margin as a percentage of net revenue was 52.1% for Q3 04, compared to 52.6% for Q3 03, with a year-to-date gross margin of 53.2% for 2004, compared to 52.6% for 2003. We expect our annual gross margin in 2004 to be in the range of 52 to 54% of net revenue. Margins may fluctuate from quarter to quarter as a result of the mix of projects in progress during any quarter.

ADMINISTRATIVE AND MARKETING EXPENSES

Administrative and marketing expenses as a percentage of net revenue were 37.7% for Q3 04, compared to 38.1% for Q3 03. On a year-to-date basis, administrative and marketing expenses were 40.4% for 2004, compared to 39.5% for 2003 and to our annual expectation of between 39 and 41%. Administrative and marketing expenses may fluctuate from quarter to quarter as a result of the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress and being pursued during the quarter. During the third quarter of 2004, a greater proportion of total staff time was charged to projects, which resulted in lower administrative and marketing labor costs. In addition, the integration of the Sear-Brown acquisition completed in the second quarter of 2004 resulted in an increase in administrative costs during that quarter. These costs were lower in the third quarter as integration of these operations continued.

DEPRECIATION OF PROPERTY AND EQUIPMENT

We implemented our new enterprise management system in Q4 03, and depreciation on the capital assets related to the system began during that quarter. Consequently, the first three quarters of 2004 reflect additional depreciation on these assets of approximately $450,000 per quarter over the same quarters in 2003.

AMORTIZATION OF INTANGIBLE ASSETS

The timing of completed acquisitions, as well as the type of intangible assets acquired, impacts the amount of amortization of intangible assets. Client relationships and other intangible assets are amortized over estimated useful lives ranging from 10 to 15 years, whereas contract backlog is amortized over an estimated useful life of generally less than one year. As a result, the impact of amortization of contract backlog can be significant in the two to three quarters following an acquisition. During Q3 04, $261,000 of the amortization expense recorded related to contract backlog ($87,000 - Q3 03), and $183,000 related to client relationships and other intangible assets ($138,000 - Q3 03). On a year-to-date basis, $539,000 of the amortization expense recorded related to contract backlog ($384,000 - 2003), and $502,000 related to client relationships and other intangible assets ($383,000 - 2003). As at September 30, 2004, contract backlog was fully amortized.

SHARE OF INCOME FROM ASSOCIATED COMPANIES

Our investment in Teshmont Consultants Inc. is accounted for using the equity method of accounting. During Q1 03, Teshmont Consultants Inc. disposed of a portion of its business. The resulting gain, net of tax, accounted for $430,000 of the income from associated companies reported in 2003.

INCOME TAXES

Our effective tax rate for 2004 is 35.0%, compared to 36.7% for the year ended December 31, 2003. Our estimated tax rate is adjusted quarterly, based on changes in statutory rates in the jurisdictions in which we operate as well as our estimated earnings in each of these jurisdictions.

FINANCIAL CONDITION AND LIQUIDITY

During the first three quarters of 2004, our net increase in cash was $9.0 million, compared to a net decrease of $16.5 million in the first three quarters of 2003. Improved cash flows from operating activities in 2004 of $10.0 million, an increase in long-term debt and short-term bank financing of $24.7 million, and a decrease in the amount invested in property and equipment in 2004 of $9.1 million were offset by additional investments made in 2004 for acquisitions ($9.1 million) and short-term investments ($7.3 million).

We continue to make a concerted effort to reduce the level of investment we carry in costs and estimated earnings in excess of billings and in accounts receivable. We decreased this level during the third quarter of 2004 to 110 days from the 116 days reported at the end of Q2 04, and we expect to continue this reduction until we reach the levels achieved prior to the implementation of our new enterprise management system.

Subsequent to the quarter-end, we completed the acquisition of Dunlop Architects Inc. for an initial cash payment of $3.0 million and promissory notes of $3.0 million. We also expect to finalize the sale and leaseback of Stantec Centre for net proceeds of approximately $32 million. These proceeds will be used to eliminate our first mortgage and construction loan of approximately $16.0 million. The remaining proceeds will be used to reduce our bank indebtedness.

                                      -end-